Filed Pursuant to Rule 433

Registration Statement No. 333-141924

June 26, 2007

Statement regarding free writing prospectus

MMC Energy, Inc. (“we,” “us” or “our”) has filed a registration (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MMC Energy, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-977-0900. You can access the prospectus directly by clicking on:

http://www.sec.gov/Archives/edgar/data/1312206/000114420407033634/v079033sb2a.htm

This free writing prospectus amends certain information contained in a preliminary prospectus dated June 1, 2007, primarily to reflect:

•

An increase in the size of the offering by 500,000 shares and the change of the assumed offering price from $7.10 to $6.70, the last reported sale price on June 25, 2007 of our common stock on the OTC Bulletin Board;

•

The preliminary prospectus described our joint bid with Morgan Stanley Capital Group Inc. submitted to San Diego Gas & Electric, or SDG&E, to, among other things, potentially supply peaking power under a 20-year contract with SDG&E in a number of different scenarios. We do not believe MMC and Morgan Stanley Capital Group Inc. will proceed to contract with SDG&E and, accordingly, the preliminary prospectus is hereby revised to, among other things:

•

Revise the Risk Factors section of the preliminary prospectus to remove the risk factor entitled “Our recent bid to San Diego Gas & Electric, or SDG&E, and the contemplated joint venture that potentially would result if the bid is accepted, exposes us to additional risks” on page 9;

•

Revise our disclosure under “Use of Proceeds” on pages 3 and 19; and

•

Revise the Business section of the preliminary prospectus to remove the subheading and related text under the subheading “Business-Upgrade Projects-Joint Bid Agreement with Morgan Stanley Capital Group” on page 39.

•

The revision of our disclosure under the risk factor entitled “We are subject to electricity generating and other rules and regulations that are costly to comply with and subject to change” on page 9 to reflect a CAISO proposal made on June 13, 2007 to change the certification requirements for certain types of electric generators providing spinning reserve capacity in the California energy markets; and

•

The revision of our disclosure under “Security Ownership of Certain Beneficial Owners and Management” to reflect the addition of two 5% beneficial owners.

The preliminary prospectus dated June 1, 2007 has been amended to include the information contained herein and may be accessed as described above. If the terms described in the preliminary prospectus dated June 1, 2007 are inconsistent with those described herein, the terms described herein shall control.

We are also filing this free writing prospectus to amend our Free Writing Prospectus filed on June 7, 2007 to remove the column titled “Joint Case” in the “Financial Models – Adjusted for Offering” table on page 3, and the related footnote (2). As we do not expect our joint bids to be accepted, such disclosure is no longer relevant. A revised version of the June 7, 2007 Free Writing Prospectus is attached hereto as Exhibit A.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 26, 2007

7,750,000 Shares

MMC ENERGY, INC.

Common Stock

MMC Energy, Inc. is offering 7,750,000 shares of its common stock. Our common stock is quoted on the OTC Bulletin Board under the symbol “MMCY.OB.” On June 25, 2007, the last reported sales price of our common stock was $6.70 per share. Our common stock has been approved for quotation on the Nasdaq Global Market under the proposed symbol “MMCE” subject to notice of issuance.

_____________________________

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 6 of this prospectus.

_____________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to MMC Energy, Inc.	$	$

MMC Energy, Inc. has granted the underwriters a 30-day option to purchase up to an additional 1,162,500 shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about                     , 2007.

Merriman Curhan Ford & Co.

Canaccord Adams	SMH Capital Inc.

The date of this prospectus is                      , 2007

Summary of the Offering

Common stock currently outstanding	4,816,421 shares
Common stock offered by us	7,750,000 shares
Common stock outstanding after this offering	12,566,421 shares
Underwriters’ option to purchase additional shares	1,162,500 shares
Use of proceeds

We expect to use approximately $38 million of the net proceeds of this offering for the energy efficiency upgrades of our Chula Vista and Escondido facilities. We expect to use the remainder of the net proceeds of this offering for future acquisitions of electricity generating assets, partnerships with companies that provide ancillary services and transmission grid optimization technologies, working capital and general corporate purposes.

Proposed Nasdaq Global Market trading symbol	“MMCE”

Unless otherwise stated, all information in this prospectus:

•

reflects a one for ten reverse stock split of our common stock effected on April 19, 2007; and

•

assumes no exercise of the underwriters’ option to purchase from us an aggregate of 1,162,500 additional shares of common stock.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 25, 2007, and does not include:

•

103,000 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $9.29 per share; and

•

397,000 shares of common stock reserved for future issuance under our 2006 Stock Incentive Plan.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated balance sheet data as of December 31, 2006 and March 31, 2007 and our consolidated statements of operations data for the period from February 7, 2005 (date of inception) through December 31, 2005, for the twelve months ended December 31, 2006 and for the three months ended March 31, 2006 and 2007. You should read the following summary consolidated financial data together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto and the other financial information included elsewhere in this prospectus. The financial information as of December 31, 2006, for the year ended December 31, 2006 and the period from February 7, 2005 through December 31, 2005 is derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2007 and the summary consolidated statements of operations data for each of the three months ended March 31, 2006 and 2007 have been derived from the unaudited consolidated financials that are included elsewhere in this prospectus. As we were considered a development stage enterprise prior to June 12, 2006, historical results are not necessarily indicative of the results of operations to be expected for future periods.

	February 7, 2005 (Date of Inception) to December 31, 2005		Year Ended December 31, 2006	Three Months Ended March 31,
				2006	2007
Consolidated Statements of Operations Data:				(unaudited)
Operating revenues:
Resource adequacy capacity		$—	$824,000	$—	$692,250
Ancillary services		—	2,052,971	—	391,541
Energy production		—	766,353	—	17,327
Total operating revenues		—	3,643,324	—	1,101,118
Costs of sales:
Costs of resource adequacy capacity		—	47,200	—	55,380
Costs of ancillary services		—	480,681	—	87,278
Costs of energy production		—	334,006	—	20,912
Total costs of sales		—	861,887	—	163,570
Gross profit		—	2,781,437	—	937,548
Operating expenses:
Depreciation		—	626,298	147,924	236,963
Operations and maintenance		—	1,368,757	159,028	414,158
Re-commissioning expenses		—	2,615,811	328,951	379,617
General and administrative expenses		20,856	4,585,843	272,870	1,609,171
Total operating expenses		20,856	9,196,709	908,773	2,639,909
Loss from operations		(20,856)	(6,415,272)	(908,773)	(1,702,361)
Other expenses (income):
Interest expense, net		2,369	(24,428)	25,439	36,961
Other expenses, net		—	192,627	—	—
Total other expense		(2,369)	168,199	25,439	36,961
Net loss before provision for income taxes		(23,225)	(6,583,471)	(934,212)	(1,739,322)
Provision for income taxes		—	—	—	—
Net loss		$(23,225)	$(6,583,471)	$(934,212)	$(1,739,322)
Basic loss per common share
Net loss per share	$	(—)	$(1.53)	$(0.26)	$(0.36)
Weighted average shares outstanding		3,562,500	4,296,465	3,562,500	4,802,659
Diluted loss per common share
Net loss per share	$	(—)	$(1.53)	$(0.26)	$(0.36)
Weighted average shares outstanding		3,562,500	4,296,465	3,562,500	4,802,659

	March 31, 2007
	Actual	As Adjusted(1)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,020,624	$50,970,499
Working capital(2)	782,208	48,732,083
Total assets	11,797,720	59,747,595
Long-term debt	2,296,278	2,296,278
Total stockholders’ equity	6,958,144	54,908,019

——————

(1)

As adjusted to give effect to the sale by us of 7,750,000 shares of common stock in this offering at an assumed public offering price of $6.70 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted summary balance sheet data is not necessarily indicative of what our consolidated financial position would have been had this offering been completed as of the date indicated, nor is such data necessarily indicative of our consolidated financial position as of any future date.

(2)

Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

We are subject to electricity generating and other rules and regulations that are costly to comply with and subject to change.

Our revenues depend predominantly on the California Independent System Operators’, or CAISO, requirements for electricity to meet demand, and its rules and regulations for providing such electricity. A portion of our revenue depends on successfully bidding to provide reserve generating capability, and the remainder depends on negotiating to provide other ancillary services demanded by CAISO. Accordingly, CAISO’s forecasts on required energy needs in the California electricity market can significantly impact our earnings potential. Our business could be materially and adversely affected as a result of any changes to CAISO’s market rules and regulations that impose more comprehensive or stringent requirements on our electricity generating facilities. Our facilities may not meet such future requirements.

For example, CAISO issued a market notice in September 2006 changing the definition of spinning reserves, which called into question our continued compliance with the new rules. The market notice was declared ineffective by the Federal Energy Regulatory commission, or FERC, because CAISO did not follow proper protocols for issuing the notice, which include allowing market participants, such as our company, the chance to comment. On June 13, 2007 CAISO released for consideration and comment by its stakeholders a proposal to change the certification requirements for certain types of electric generators providing spinning reserve capacity in the California energy markets. This CAISO “Proposal for Spinning Reserve Certification” would appear to make ineligible for spinning reserve certification and bidding much of the generating capacity configured as “aggregated units”, including MMC Chula Vista, MMC Escondido and MMC Midsun. While these facilities would still qualify for ancillary services revenue as non-spinning reserve, which is also subject to 10 minute start capabilities, the loss of spinning reserve revenues would have a material adverse effect on our ancillary services revenues, financial condition and our results of operations from our existing assets. We intend to oppose the proposed change in spinning reserve certification requirements through the CAISO stakeholder process, and if needed before the CAISO Board of Governors and ultimately before the FERC, which may ultimately decide whether this proposed change can be implemented. We cannot predict the outcome of this matter at this time.

In addition, we may acquire electricity generating assets in regions controlled by Independent System Operators, or ISOs, other than CAISO. Such ISOs, while having a similar mandate, have their own specific rules to follow. We may not meet such additional rules.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $47,949,875, at an assumed public offering price of $6.70 per share, after deducting estimated underwriting discounts and commissions payable by us and estimated offering costs. We expect to use approximately $38.0 million of the net proceeds of this offering for the energy efficiency upgrades of our MMC Chula Vista and MMC Escondido facilities. We estimate the total cost of these upgrades to cost $126.7 million. We also expect to generate $3.5 million from selling the existing equipment at MMC Chula Vista and MMC Escondido. Please see “Business – Upgrade Projects – MMC Chula Vista” and “– MMC Escondido” for a more detailed discussion of the energy efficiency upgrade projects of MMC Chula Vista and MMC Escondido.

We expect to use the remainder of the net proceeds of this offering for additional asset acquisitions, working capital and general corporate purposes. We also may use any remaining net proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, including acquisitions of companies that provide additional ancillary services and transmission grid optimization technologies. We have no current understandings, commitments or arrangements to make any such acquisitions. We have not determined the amounts to be used for any of these purposes and may find it necessary or advisable to use this portion of the net proceeds for other purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the timing of suitable acquisitions and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described below.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-to medium-term, investment-grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•

on an actual basis; and

•

on an as adjusted basis to reflect our sale of 7,750,000 shares of common stock in this offering at the assumed public offering price of $6.70 per  share, net of offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2007
	Actual	As Adjusted

	(unaudited)

Cash and cash equivalents	$3,020,624	$50,970,499
Long-term debt	$2,296,278	$2,296,278
Stockholders’ equity
Common Stock, $0.001 par value, 300,000,000 shares authorized; 4,811,438 shares issued and outstanding, actual; 12,561,438 shares issued and outstanding, as adjusted	4,812	12,562
Additional paid-in-capital	15,299,350	63,241,475
Accumulated deficit	(8,346,018)	(8,346,018)
Total stockholders’ equity	6,958,144	54,908,019
Total capitalization	$9,254,422	$57,204,297

The above table reflects the one to ten reverse stock split of our common stock effected on April 19, 2007, assumes no exercise of the underwriters’ option to purchase from us an aggregate of 1,162,500 additional shares of common stock and excludes (1) 103,000 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $9.29 per share; and (2) 397,000 shares of common stock reserved for future issuance under our 2006 Stock Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2007 was $7.0 million, or approximately $1.45 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2007.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 7,750,000 shares of common stock in this offering at an assumed public offering price of $6.70 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2007 would have been $54.8 million, or $4.37 per share. This represents an immediate increase in net tangible book value of $2.92 per share to existing stockholders and an immediate dilution in net tangible book value of $2.33 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$6.70
Net tangible book value per share as of March 31, 2007	$1.45
Increase in net tangible book value per share attributable to new investors	$2.92
Adjusted net tangible book value per share after this offering		4.37
Dilution per share to new investors in this offering		$2.33

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering with respect to shares to be issued by us, the as adjusted net tangible book value per share after this offering would be $4.53 per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $3.08 per share and the dilution to new investors purchasing shares in this offering would be $2.17 per share.

The following table sets forth, on an as adjusted basis as of March 31, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed public offering price of $6.70 per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing Stockholders	4,811,438	38.3%	$15,575,049	23.1%	$3.24
New Investors	7,750,000	61.7%	51,925,000	76.9%	6.70
Total	12,561,438	100.0%	$67,500,049	100.0%	$5.37

A $1.00 increase (decrease) in the assumed public offering price of $6.70 per share would increase (decrease) total consideration paid by new investors by $7,750,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

As of March 31, 2007 there were options outstanding to purchase a total of 82,000 shares of common stock at a weighted average exercise price of $10.00 per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 25, 2007, and as adjusted to reflect the sale of 7,750,000 shares of common stock in this offering, by:

•

each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of the common stock;

•

each of our directors and named executive officers; and

•

all of our executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 30, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The percentage of shares beneficially owned prior to the offering is based on 4,816,421 shares of common stock outstanding as of June 25, 2007. The percentage of shares beneficially owned after the offering is based on 12,566,421 shares of common stock outstanding immediately following the completion of this offering and assuming that the underwriters’ over allotment option is not exercised.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is 26 Broadway, Suite 907, New York, NY 10004.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
		Before Offering	After Offering

Directors and Named Executive Officers:
Karl W. Miller(1)	502,492	10.4%	4.0%
Denis G. Gagnon(2)	175,902	3.7%	1.4%
Sen. Richard Bryan	1,268	*	*
Frederick W. Buckman	1,204	*	*
Michael Hamilton	1,768	*	*
Dr. Peter Likins	1,268	*	*
George Rountree III	140,003	2.9%	1.1%
Directors and Executive Officers as a Group (7 Persons)	823,905	17.0%	6.5%
5% Beneficial Owners
Martin V. Quinn c/o MQ Energy, LLC 115 Monte Vista Ave. Ridgewood, NJ 07450	409,708	8.5%	3.3%
Stephens Investment Management, LLC(3) c/o One Sansome Street, Suite 2900 San Francisco, CA 94104	755,740	15.7%	6.0%

——————

*

Less than 1%.

(1)

Includes 16,667 shares issuable upon exercise of stock options.

(2)

Includes 6,667 shares issuable upon exercise of stock options.

(3)

These securities are held directly by Orphan Fund, L.P. (“Orphan Fund”), Nanocap Qualified Fund, L.P. (“Nanocap Qualified”) and Nanocap Fund, L.P. (“Nanocap Fund”), U.S. investment limited partnerships (collectively, the “Partnerships”). 416,816 shares are beneficially held by Orphan Fund, 199,366 shares are beneficially held by Nanocap Qualified and 139,558 shares are beneficially held by Nanocap Fund. Stephens Investment Management, LLC (“SIM”) is the general partner and investment manager of each of the Partnerships. Paul H. Stephens, P. Bartlett Stephens and W. Bradford Stephens are each managing members and minority owners of SIM and each also holds limited partnership interests in Nanocap Fund. Paul H. Stephens also holds a limited partnership interest in Orphan Fund. Each of SIM, Paul H. Stephens, P. Bartlett Stephens, W. Bradford Stephens and each of the Partnerships expressly disclaims beneficial ownership in these securities, except to the extent of their respective pecuniary interests therein.

MMC ENERGY, INC.

FINANCIAL MODEL — DISCLAIMER

This amended free writing prospectus amends and restates the free writing prospectus of MMC Energy, Inc., or MMC, dated June 7, 2007. We do not believe MMC and Morgan Stanley Capital Group Inc. will proceed to contract with San Diego Gas & Electric, or SDG&E, to, among other things, supply peaking power under a 20-year contract. Therefore, the financial model entitled “Joint-Venture Case”, included in the June 7, 2007 free writing prospectus which assumed such contracting with SDG&E, has been removed. The financial model entitled “Base Case”, which assumed an alternate case in which we upgraded both MMC Chula Vista and MMC Escondido, now is the only applicable financial model. MMC Energy, Inc., or MMC, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MMC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MMC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-977-0900.

This free writing prospectus is not required to contain all information that is required to be included in the prospectus. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction. This free writing prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections or other statements, other than statements of historical fact, are forward-looking statements. Although MMC believes that the expectations reflected in such forward-looking statements are reasonable, they do involve a number of risks and uncertainties.

MMC does not, as a matter of course, make public any internal financial models it uses to manage its business or any specific forecasts or projections as to its future financial performance. However, in connection with the public offering, MMC has made available to the several proposed underwriters (the “Underwriters”) a financial model, which assumes the use by MMC of the proceeds raised in the public offering. This model also reflects that any remaining proceeds from the public offering not so used would be used to acquire additional power generating assets consistent with the MMC’s strategy and makes a series of assumptions as to the level of MMC’s operating and general and administrative expenses. MMC cannot predict whether and when any proceeds would be used to acquire additional power generating assets or whether the revenue and expense assumptions it makes in its financial model with respect to such future-acquired assets will prove accurate.

In addition to the substantial uncertainties described above, MMC has advised the Underwriters that MMC’s internal financial forecasts (upon which the financial model provided to the Underwriters was based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial model also reflects numerous assumptions in addition to those described in this communication (not all of which were provided to the Underwriters), all made by MMC management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult if not impossible to predict, and many are beyond MMC’s control. Accordingly, there can be no assurance that the assumptions made by MMC in preparing the financial model will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the financial model provided by MMC.

The inclusion of the financial model in this free writing prospectus should not be regarded as an indication that any of MMC, the Underwriters or their respective affiliates or representatives consider the financial model to be a reliable prediction of future events, and the financial model should not be relied upon as such. None of MMC, the Underwriters or any of their respective affiliates or representatives makes any representation to any person regarding the financial model, and none of them intends to publicly update the financial model provided to reflect circumstances existing after the date hereof or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the financial model are shown to be in error. Investors are cautioned not to place undue reliance on the financial model provided.

This financial model should be read together with MMC’s financial statements included in the prospectus. This financial model should also be read together with discussion under “Use of Proceeds,” “Risk Factors” and the other cautionary statements contained in the prospectus.

It is the Underwriters’ understanding that the financial model was not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The financial model does not purport to present operations in accordance with United States generally accepted accounting principles, and MMC’s independent auditors have not examined, compiled or performed any procedures with respect to the financial model included in this free writing prospectus, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that MMC may achieve the results contained in the model, and accordingly assume no responsibility for them.

The information contained in this free writing prospectus is subject to amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

FINANCIAL MODEL — ADJUSTED FOR OFFERING

(in millions of USD)	Base Case(1)

Net Revenue(2)
Chula Vista	$15.4
Escondido	7.6
Mid-Sun	2.7
TOTAL	$25.7

Operating Expenses(3)
Chula Vista	$3.5
Escondido	1.7
Mid-Sun	1.0
TOTAL	$6.3

EBITDA
Chula Vista	$11.9
Escondido	5.8
Mid-Sun	1.7
TOTAL	$19.4

Future Acquisition EBITDA(4)	9.7

Corporate Expenses(5)	(4.5)

Total EBITDA	$24.6

——————

See below for assumptions.

FINANCIAL MODEL — ASSUMPTIONS

(1)	Base Case

Assumes that MMC upgrades both MMC Chula Vista and MMC Escondido without partnering. The Base Case (a) assumes that (1) construction of the facilities has been completed and commercial operations have commenced and (2) all facilities acquired with the remaining net proceeds of the offering have also commenced commercial operations and (b) reflects 12 months of revenue and expenses at all facilities. MMC Mid-Sun is not upgraded under the Base Case. The Base Case also assumes a 70% debt/capitalization ratio for MMC with senior and subordinated debt. There can be no assurance whether or when such full year of commercial operations will occur. See “Risk Factors” in the prospectus for a description of certain risks relating to the ability of MMC to upgrade its Chula Vista and Escondido facilities.

(2)	Net Revenues

Reflects net revenues based on MMC entering into heat rate call options (based on bids previously received by MMC) and annual resource adequacy contracts, as well as participating in the ancillary markets, net of assumed direct costs of those services (based on current direct costs). Net revenues for MMC Mid-Sun is based on annual resource adequacy contracts, as well as participating in the wholesale electricity and ancillary markets, based on historical pricing, net of assumed fuel costs and other assumed direct costs. An estimate of the annual net revenues per kW is set forth below:

	Chula Vista & Escondido	Mid-Sun

Capacity Revenue	$42/kW/year	$39/kW/year
Energy Revenue	$92/kW/year	$28/kW/year
Ancillary Services	$28/kW/year	$56/kW/year

(3)	Operating Expenses

The components of operating expenses are based on historical fixed costs for the facilities, adjusted for assumed increased labor and other operations and maintenance costs associated with an LM-6000 based facility. Operating expenses for MMC Mid-Sun are based on actual costs of operating such facility to date and budgeted increases. Annual operating expenses per kW are estimated to be $31/kW/year for each of MMC Chula Vista and MMC Escondido, and $32/kW/year for MMC Mid-Sun.

FINANCIAL MODEL — ASSUMPTIONS – (continued)

(4)	Future Acquisition EBITDA

Assumes that all net proceeds from the public offering (together with proceeds from scrapping existing equipment) remaining after payments by MMC for the upgrades of MMC Chula Vista and MMC Escondido are used to acquire additional unidentified peaking facilities. Assumes that MMC can acquire such new facilities at a cost of 5 times EBITDA, inclusive of transaction costs and initial re-commissioning and capital expenditures, and assumes a 70% debt/capitalization ratio for MMC with senior and subordinated debt. See “Risk Factors” in the prospectus for a description of certain risks relating to MMC’s ability to locate and acquire additional facilities. As described in the prospectus, MMC may form joint ventures to jointly develop renewable energy projects, which projects likely would result in a substantially different mix of revenues and expenses than MMC expects to result from its existing facilities.

(5)	Corporate Expenses	Based on historical costs and projected increases. Excludes non-cash stock-based compensation expenses and other one time related costs, such as financing costs.